

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 30, 2008

Mr. Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corp.
200 Madison Avenue
New York, NY 10016

>   **Re: Phillips-Van Heusen Corp.**
>   **Form 10-K for Fiscal Year Ended February 3, 2008**
>   **Filed April 3, 2008**
>   **File No. 001-07572**

Dear Mr. Chirico:

We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.   In future filings provide a discussion of all commitments and contingent purchase price payments as presented in the Contractual Obligations table.

Contractual Obligations, page 37

2.   We note on page 37 that you are obligated to make contingent purchase price payments to Mr. Calvin Klein through 2017, based on 1.15% of total worldwide net sales of products bearing any of the *Calvin Klein* brands, and that $37.5 and $30.8 million were paid to him in 2007 and 2006, respectively. On page two of your Form 10-K, under the Overview discussion, you indicate that worldwide retail sales of products sold under the CK brands were approximately $5.4 and $4.5 billion in 2007 and 2006, respectively. Given this information, we calculate total contingent purchase payments based on 1.15% of worldwide sales to be $62.1 and $51.8 million in 2007 and 2006, respectively. Please describe to us how CK worldwide sales are adjusted prior to calculating the contingent purchase price payments and in future filings briefly describe the nature of this adjustment in the applicable note to the table.

3.   We note that you have total future minimum contractual royalty payments of $67.2 million as of February 3, 2008. You also state that you anticipate future payments required under your license agreements on an aggregate basis will exceed significantly the contractual minimums shown in the contractual obligations table. In future filings please disclose the significant terms of this purchase obligation in the accompanying notes and the reasons why you believe the required payments will exceed the contractual minimums.

4.   We note you have total future inventory purchase commitments of $276.5 million as of February 3, 2008, that are payable within one year. In future filings please disclose the significant terms of this purchase obligation in the accompanying notes.

Note 18. Other Comments, page F-33

5.   In future filings please provide a discussion of all commitments in this note, including the obligations presented in the Contractual Obligations table to the extent they are not already discussed in other notes.

Mr. Emanuel Chirico
Phillips-Van Heusen Corp.
7/30/2008
Page 3

Schedule II-Valuation and Qualifying Accounts, page F-41

6.   We note your disclosure in the Accounts Receivable policy note that the
        Allowance for Sales Returns, Allowable Customer Markdowns and Operational
        Chargebacks is included in the Allowance for Doubtful Accounts. In future
        filings please present the activity within the latter Allowance separately in the
        Schedule and also present the activity within the wholesale sales allowance
        accrual (as disclosed on page F-34) as well.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services